Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Laura Anne Corsell Admitted in Pennsylvania & New York	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial 215-772-7598 lcorsell@mmwr.com

May 9, 2011

Mr. Vince DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rochdale High Yield Advances Fund LLC
File No. 811-22539

Dear Mr. DiStefano:

This letter is being provided to you on behalf of Registrant and Rochdale Investment Management, LLC (“Rochdale”), which serves as Registrant’s investment adviser.  Its purpose is to respond to comments (“Staff Comments”) with respect to Registrant’s Registration Statement on Form N-2 (the “N-2”), which was filed with the Commission on March 25, 2011.  The Staff Comments were included in your letter dated April 22, 2011 (“Staff Comment Letter”).

Please note that a copy of this letter has been provided to the members of the Fund’s Board of Managers (“Board”) including those members of the Board (“Independent Board Members”) who are not “interested persons” of the Fund as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940 (“1940 Act”), as well as counsel to the Independent Board Members.

The Staff Comment Letter covers a wide range of areas.  While we have responded to each question as we thought appropriate, we did not seek to reproduce the extensive disclosure included in the Form N-2 or to provide an exhaustive brief on the several legal issues raised in the Staff Comment Letter.  Accordingly, we reserve the right to supplement our responses and/or seek direct discussion with the staff  in order to resolve this matter.  For ease of reference, we italicized your original text and numbered the questions and responses, although in some cases, we have taken questions out of the order presented where we felt such would be helpful.  We have provided cross-references in each such case.

General

The Fund will invest indirectly in litigation purchase proceeds contracts (“contracts”).  It appears from the disclosure that the Fund will purchase a single Portfolio Note secured by interests in the contracts from a Special Purpose Entity (“SPE”) controlled by Peach Holdings and that several other entities controlled by Peach Holding (collectively, the “Peach entities”) will be involved in the purchase, securitization, holding and servicing of the contracts.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

1)	Please provide the staff with your legal analysis of why the Fund’s investment and the contracts meet the definition of a security under the securities laws,

As recognized in your question, the Fund is not purchasing contracts from the SPE.  The Fund is purchasing a fixed rate promissory note (the “Portfolio Note”) which is secured by the SPE’s beneficial interest in the contracts.

In our view, the Portfolio Note is, prima facie, both a note and an evidence of indebtedness within the meaning of Section 2(a)(36) of the Investment Company Act of 1940, as amended (the “1940 Act”), which provides that the term “security” includes “any note … debenture [or] evidence of indebtedness….”  It is true that the Supreme Court, in Reves v. Ernst & Young, 494 US 56 (1990) (“Reves”) held that notwithstanding the plain text of the statute, under the family resemblance test some notes are not securities subject to the federal securities laws.  However, the Portfolio Note does not fall into any of these unusual exceptions.1

As more fully described in the N-2 and as also recognized in your question, the Fund will not own any contracts.  Rather the contracts, in effect, collateralize the Portfolio Note.  Accordingly, the question of whether the contracts should be deemed “securities” for purposes of determining the status of the Fund under Section 3(a) of the 1940 Act need not be reached.

2)	how the Fund meets the definition of an investment company under section 3 of the Investment Company Act of 1940 (“1940 Act”)

The Fund falls squarely within the definition of an investment company, as set forth in Section 3 of the 1940 Act.2  Specifically, (i) the Fund is an “issuer” within the meaning of Section 2(a)(22) of the 1940 Act; (ii) the Fund proposes to engage in the activities identified in Section

1
For your convenience, the following is brief review of the Reves test.  The Reves test starts with a presumption that a note is a security.  However, the test then requires ensuring that the instrument is not one of the following, which are not securities, even though they are called notes:  a note delivered in a consumer financing; a note secured by a home mortgage; a short-term note secured by a lien on a small business or its assets; or a note given in a character loan to a bank customer; a short-term note secured by the assignment of accounts receivable; or a note that formalizes an open account debt incurred in the course of ordinary business.  The Portfolio Note does not appear to fall within any of these exceptions.  The Reves test then requires applying the “family resemblance” test, by looking to see whether the instruments in question closely resemble any of the six species listed above which are generally considered not to be securities, by examining the following four factors:  the motivations of the parties entering into the agreement; the plan of distribution of the instrument; the reasonable expectations of the investing public; and whether there are any factors that reduce the risk of the instrument, thereby rendering securities protections unnecessary.

2
Section 3(a)(1) defines an investment company as any issuer that (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; … or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Section 3(a)(2) provides that the term investment securities “…includes all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority- owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) of this section.”

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act; and (iii) as noted above, the Portfolio Note is both a “security” within the meaning of Section 2(a)(36) of the 1940 Act and an “investment security” within the meaning of Section 3(a)(1)(C).3

3)
and why the SPE is not an investment company under the Act.  Your analysis should discuss how the contracts will be purchased; and the degree to which whole versus partial interests in contracts will be purchased.

The SPE is not an investment company under the 1940 Act by virtue of Section 3(c)(1) (as relevant here)4 of the Act.  Section 3(c)(1) provides as follows:

“c.        Further exemptions.  Notwithstanding subsection (a), none of the following persons is an investment company within the meaning of this title:

1.         Any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities.  Such issuer shall be deemed to be an investment company for purposes of the limitations set forth in subparagraphs (A)(i) and (B)(i) of section 12(d)(1) governing the purchase or other acquisition by such issuer of any security issued by any registered investment company and the sale of any security issued by any registered open-end investment company to any such issuer.  For purposes of this paragraph:

A.           Beneficial ownership by a company shall be deemed to be beneficial ownership by one person, except that, if the company owns 10 per centum or more of the outstanding voting securities of the issuer, and is or, but for the exception provided for in this paragraph or paragraph (7), would be an investment company, the beneficial ownership shall be deemed to be that of the holders of such company’s outstanding securities (other than short-term paper).”

Therefore, under Section 3(c)(1), a company is not an investment company so long as the company’s outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons; and the company is not making or proposing a public offering of its securities.

3
Although not directly referenced in your question, we also note that the exemption afforded certain issuers of asset backed securities by Rule 3a-7 under the 1940 Act is not available to the Fund.  Rule 3a-7 provides that an issuer may rely on this exemption if it is in the business of “…purchasing or otherwise acquiring, and holding eligible assets….” The rule defines “eligible assets” as “financial assets … that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders.  Because the contracts do not convert into cash within a finite time frame, they fall outside the definition of “Eligible assets.”

4
Section 3(c)(1)(B) relates to circumstances where securities of a company seeking to rely on the exemption are acquired from a prior holder in connection with legal separation, divorce, death or involuntary event.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

Looking first to the “ownership analysis,” from the perspective of the Fund, we note that  under the express language of Section 3(c)(1)(A), the Fund’s ownership of the Portfolio Note is not attributable to the holders of units of the Fund because the Portfolio Note is not a voting security. 5

Ownership by Peach Holdings, LLC (“Peach Holdings”) of 100% of the membership interest in the SPE should not be attributed to shareholders of Peach Holdings because such interest  is not a “security” within the meaning of the federal securities laws unless the interest is an "investment contract" under the Howey test.

Under Howey, an instrument or arrangement does not constitute an "investment contract" unless there is "an investment of money in a common enterprise with profits to come solely from the efforts of others."  SEC v. W J Howey Co., 328 US 293, 300-301 (1946).  As the Second Circuit has recently stated, this means that an interest is not a security if there is a “‘reasonable expectation ... of significant investor control.’ ” United States V. Leonard, 529 F.3d 83, 88 (2d Cir. 2008) (quoting SEC v. Aqua sonic Products Corp.  687 F.2d 577, 585, (2d Cir. 1982).

In applying this test to LLC interests, federal courts generally apply a variant of the “Williamson test,” which originally applied to general partnership interests.  Under the Williamson test, a general partnership interest is initially presumed not to be a security because "[o]n the face of a partnership agreement, the investor retains substantial control over his investment."  Williamson v. Tucker, 645 F2d 404 (5th Cir), cert. denied, 454 US 897 (1981) .  To overcome the presumption, the holder of the general partnership interest  must have been so dependent on the promoter or a third party that he was in fact  “unable to exercise meaningful partnership powers.” The Staff has historically recognized for this reason that general partnership interests are often, if not usually, not securities.  See, e.g., Shoreline Fund LP., SEC No-Action Letter (Nov. 14, 1994).

Thus, courts analyzing LLC interests focus on the extent to which the holder of the interest has the power to control and/or manage the enterprise.  As the Eleventh Circuit recently stated: "[T]he focus is on the dependency of the investor on the entrepreneurial or managerial skills of the promoter or other party.” SEC v. Merchant Capital, LLC, 483 F3d 747, 755 (11th Cir 2007).  This principle is repeatedly found in numerous federal opinions.  For example, in Robinson v. Glynn, 349 F.3d 166 (4th Cir. 2003), the Fourth Circuit held that the interest of an "active and knowledgeable executive" with power to appoint 2 of 7 managers was not a security.  In Great Lakes Chemical Corp. v. Monsanto Co., 96 F. Supp. 376 (D. Del. 2000), the court held that a 100% ownership interest was not a security.  In Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999), the court held that an LLC interest was not a security, even though the holder was in fact passive, because the holder had the right under the operating agreement to actively participate in the management of the LLC.

5
When a security is held by a company, there is no “look through” unless:  (a) the security in question is a voting security (See no action letter issued by the Chief Counsel’s Office, Division of Investment Management, Ref. No. 96-91-CC, Wilkie Farr and Gallagher, File No. 132-3, dated June 11, 1996, confirming that only voting securities require “look through”); (b) the company owns at least 10% of that voting security; and (c) the company in question is an investment company.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

The circumstances here support a finding that Peach Holdings controls the SPE, both legally and factually.  Peach Holdings’ return on investment will not come from the "efforts of others," nor is Peach Holdings depending on some promoter or third party.  Rather, it receives its return upfront at the closing of this transaction, and its profits in this transaction proceed entirely from the efforts of Peach Holdings to securitize the contracts it originated and services, and the SPE’s sale of the Portfolio Note to the Fund, which was also arranged by Peach Holdings.  Note also that the SPE is managed by a board which is entirely appointed by Peach Holdings.  Two of the SPE's three directors are currently officers of Peach Holdings, LLC.   Peach Holdings has sole and absolute discretion to dictate the number of directors on the board and sole discretion to appoint and to remove any or all directors, at any time, without cause.  Further, no new members may be admitted to the SPE without the written consent of Peach Holdings and, subject to certain limitations on the ability to amend the operating agreement generally, Peach Holdings has sole power to amend the operating agreement.

In summary,  Peach Holdings' interest is not a security, because Peach Holdings is not a passive investor in the SPE dependent upon the efforts of others to secure a return on an investment. Rather, it is squarely in control of the SPE and directing its day-to-day management.  Because Peach Holdings’ ownership interest is not a security, the only "security" (within the meaning of the securities laws) issued by the SPE is the Portfolio Note.  In light of this, the SPE is entitled to rely upon Section 3(c)(1) because it has fewer than 100 investors and is not making or proposing any public offering of its securities, a matter addressed further below.

In response to your query about “whole” versus “partial contracts,” because the SPE is exempt under Section 3(c)(1) as we explain above, we believe that the question whether the SPE is holding securities need not be reached.   However, we do note that there are no partial contracts in the pool backing the Portfolio Note.  The “bankruptcy remote” vehicle that is the legal owner of the contracts is purchasing whole contracts only.  Rather, each contract is being actually assigned to this vehicle which will be a party to each of the contracts, with all rights and obligations thereunder.6

4)	Include in your analysis why the Fund is not excepted from the definition of investment company by section 3(c)(5)(A) of the 1940 Act.

We do not believe that the exception from the definition of investment company afforded by Section 3(c)(5) is available to the Fund.  While the laundry list of instruments set forth in Section 3(c)(5)(A) may include instruments akin to the contracts, the Fund is not “engaged in the business” of acquiring any of the instruments so listed.  Rather, the Fund is engaged in the business of investing in an asset-backed debt securities.  The fact that the ability of the SPE to meet its obligations under the Portfolio Note is dependent on the litigation proceeds generated by the

6	Further discussion appears in the response to Item # 13.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

contracts does not change the fact that the Fund is a passive investor in securities or otherwise support the characterization of the Fund’s business as that of a financing or factoring agent.7

7
For your convenience, an analysis of Section 3(c)(5) in the context of the Fund is set forth below.  Section 3(c)(5) provides an exemption from the definition of investment company for any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses:  (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; or (C) purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.

The Fund is engaged in the business of investing in an asset-backed debt security, the Portfolio Note, which is none of these things.  Subsection (A) does not apply because the Portfolio Note does not represent part or all of the sales price of merchandise, insurance, or services.  Subsection (B) does not apply because the SPE is not a manufacturer, a wholesaler, or a retailer, or a prospective purchaser of specified merchandise, insurance or services.  Nor indeed is any of the Peach entities to whom the proceeds of the offering will ultimately flow.  Finally, Subsection (C) does not apply because the Portfolio Note is not a mortgage or other lien on or interest in real estate.

The Fund is not in the business of purchasing or acquiring the contracts.  It is true that a return on investment in the fund turns on the ability of the SPE to meet its obligation under the Portfolio Note, but the Fund is not purchasing or acquiring the contracts.  The Section 3(c)(5)(A) and (B) exemptions are intended for companies operating in the financing or factoring business, which the Fund is obviously not.

Moreover, even if the Fund were deemed to be purchasing or acquiring the contracts, the contracts do not fall within any of the listed instruments, despite some superficial resemblance.  They obviously do not fall within (C) because the contracts are not mortgages or other liens on or interests in real estate.  Nor do they fall within Section 3(c)(5)(A) or (B), because these sections apply only to obligations that relate to the sale of specific merchandise or services.  See, e.g., Royalty Pharma, SEC Staff No-Action Letter (Aug. 13, 2010) (providing analysis and citing multiple relevant authorities).  As explained below, the contracts do not relate to the sale of specific merchandise or services, for the simple reason that there is no merchandise, and the only services involved anywhere near the transaction (the legal services rendered in connection with the litigation) are not being paid for with the cash that is paid in the transaction.

The vast majority of the contracts in the collateral pool are entered into with personal injury plaintiffs.  It is true that the plaintiff in question has hired an attorney to represent him or her in the litigation, but the cash paid to the plaintiff is not used to pay for the legal services.  The contract states as much, because such an arrangement would not be allowable under the laws and/or legal ethics rules of most if not all states.  Contracts are only entered into with plaintiffs who have a contingency fee agreement with the lawyer.  The proceeds are simply not used to pay the lawyer for the legal services.  In fact, the lawyer does not get if the case is lost or is not settled.  And the lawyer is paid (if ever) out of the portion of the litigation proceeds that was NOT sold to the originator of the contract.  Because the lawyer, who is providing the services, does not get any of the cash that is paid to the plaintiff, it is very clear that these contracts do not relate to the purchase of services.  A minority of contracts in the collateral pool do involve a payment of cash to plaintiffs counsel, in connection with a specific legal case.  However, the plaintiff is not even a party to these contracts, so it is difficult to see how these contracts relate to the purchase of services by the plaintiff.  In these cases, the attorney has already undertaken to represent the plaintiff and is bound by a retainer agreement to provide those services, whether the attorney receives cash from an originator or not.  The attorney’s fee for the legal services rendered in that case will still be owing under the contingency fee agreement entered into with respect to that case, at the conclusion of the case, while the attorney may use the cash received in the transaction for any of a myriad of purposes, including to fund other unrelated litigation or the ongoing expenses of the law firm.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

5)	In addition, please explain why the offering should not be considered an offering of the SPE’s securities, requiring, among other things, management of the SPE to sign the registration statement.

We acknowledge that Rule 140 under the 1933 Act would apply if the offering of the Fund’s units were a registered offering.  In referring to the “co-signature” requirement, however, the Staff Comment Letter is referencing a requirement – which, in the context of registered funds generally involves the registration of “master feeder” structures – that is inapplicable outside the public offering context.  The purpose behind Rule 140, which is specifically to ensure that the registration requirements of the 1933 Act are not being evaded, has no application here because this is a private offering and is not a “distribution” or public offering.  In this regard, we note that Form N-2 requires only the signature of the principal executive officer of the company seeking to register under the 1940 Act unless registration of shares of such company is sought.  Stated another way, the Fund’s Form N-2, filed only pursuant to Section 8 of the 1940 Act and not under Section 5 of the 1933 Act, evidences only the commitment of the Fund to operate its business in accordance with the requirements of the 1940 Act.

6)	Will the SPE sell or issue any of its securities to any other entities or individuals?

It is currently not anticipated that the SPE would issue any of its securities to any other entities or individuals.

7)
Please advise the staff whether the Fund requested an interpretation or ruling from the IRS regarding its proposed operations, including whether it could qualify as a RIC and the material tax aspects for an investor in the Fund.

The Fund is organized as a limited liability company and will, as a result of this structure, not be subject to corporate taxes on the Fund level.  This “pass through” feature is similar to the tax treatment afforded to investment companies that elect RIC status.  Importantly, however, in light of the Fund’s investment objective and strategy, the Fund is not subject to the diversification requirements imposed under Subchapter M.

8)	Also advise the staff whether FINRA has passed upon the terms of the offering.

The private offering of the Fund’s units has not been reviewed by FINRA and we are not aware of any requirement that such review be sought.  FINRA Rule 5110(b)(8) exempts private offerings made pursuant to Section 4(2) of the 1933 Act and/or Rule 506 promulgated pursuant to Regulation D from the requirement that offering materials be filed with FINRA for review.  Current Rule 5122, which was adopted in 2009, requires a private placement memorandum relating to a “Member Private Offering” (or “MPO”) to be filed with FINRA but this rule is not implicated by the private offering of the Fund’s units because as explained below, the Units are not being issued by a FINRA member or a “control entity.”

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

Rule 5122 currently defines MPO as a “private placement of unregistered securities issued by a member or control entity.”  The rule defines “control entity” as “any entity that controls or is under common control with a member, or that is controlled by a member or its associated persons.”   However, “control” exists in this context (in contrast to the definition of control applicable under Section 2(a)(9) of the 1940 Act, for example) only when a person holds “a beneficial interest, as defined in Rule 5130(i)(1), of more than 50 percent of the outstanding voting securities of a corporation, or the right to more than 50 percent of the distributable profits or losses of a partnership or other non-corporate legal entity.”8

Under the circumstances of the Fund’s offering, however, the rights to more than 50% of the distributable profits of the Fund will be held by individual clients of Rochdale and not by any FINRA member or other affiliate of Rochdale.  Therefore, Rule 5122 does not require review by FINRA here.

9)
Please provide us with your legal analysis on the regulations, if any, applicable to the Fund and the Peach entities, under the laws and regulations of the states in which they intend to do business.  In particular, confirm to us that the Fund’s and the Peach entities’ proposed operations are fully consistent with the laws and regulations of the states in which they intend to do business.  Do the Fund and/or the Peach entities have any written approvals from the applicable state agencies or legal opinions from Fund counsel?

We agree that the contracts are governed on a state by state basis and that, as a result of the evolving regulatory environment, investments in or related to such instruments involve a significant investment risk.  Disclosed in detail in the N-2 with respect the contracts are, among other things, descriptions relating to:  (i) the risks associated with Litigation Proceeds Purchase Contracts in general; (ii) the risks associated with the contracts; and (iii) the potential that changes in public policy and regulations may result in the SPE being unable to meet its obligations under the Portfolio Note.  As with any business, there can be no guarantee that the Peach entities’ business operations are fully consistent with every possible law and regulation.  We are, however, unaware of any current limitation, finding, interpretation, requirement or violation applicable to the contracts and have no reason to believe that the Peach entities’ current and proposed operations are not fully consistent with the laws of the states that impact the contracts.  Neither the Fund nor the Peach entities have obtained any written approvals from state agencies or legal opinions to this effect.  However, the Peach entities institute a number of measures and controls to help ensure enforceability of the contracts, all of which has been subjected to appropriate due diligence by the Fund’s investment adviser.

8
The SEC Release approving the relevant Rule 5122 amendments provides helpful clarification for applying the new rule, which differ from the definition of control in other securities law contexts:  “The power to direct the management or policies of a corporation or partnership alone (e.g., a general partner), absent meeting the majority ownership or right to the majority of profits, would not constitute “control” as defined in proposed FINRA Rule 5122.  For purposes of this definition, FINRA clarified that entities may calculate the percentage of control using a “flow through” concept, by looking through ownership levels to calculate the total percentage of control.  For example, if broker-dealer ABC owns 50 percent of corporation DEF that in turn holds a 60 percent interest in corporation GHI, and ABC is engaged in a private offering of GHI, ABC would have a 30 percent interest in GHI (50 percent of 60 percent), and thus GHI would not be considered a control entity under this definition.”  Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Order Approving Proposed Rule Change, as Modified by Amendment No. 2 Thereto, Relating to Private Placements of Securities Issued by Members, SEC Release No. 34-5959599 (Mar. 19, 2009).

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

We have not, however, provided a detailed description of the laws of the various states in which Peach Holdings conducts its business as it relates to the contracts.  There are three reasons for this.  First, the Fund’s sponsor has conducted substantial due diligence with respect to Peach Holdings, its operations and the contract origination process to which it adheres, and further, has formed an opinion that Peach Holdings conducts its business in a manner that is consistent with industry standards.  There can, however, be no absolute assurance that any business “operations are fully consistent with the laws and regulations.”  Second, the staff’s broad request for a “legal analysis of the “regulations applicable to the Fund and the Peach entities under the laws and regulations of the states which they intend to business” would involve an effort well beyond both the scope of the staff’s authority in the context of disclosure review and the level of disclosure Registrant believes is required.  We take it, however, that the concern underlying this query is whether the risk that changes in state regulations relating to the litigation advance industry are appropriately disclosed in the N-2 and we are examining this matter with a view to a revised offering document and N-2 filing.9

10)
Please advise us whether the Fund will disclose information about the contracts securing the Portfolio Note to unitholders in its periodic reports.  Will each contract be identified and a summary of pertinent data be included?  Advise us what confidential information the Fund will receive about each claimant, and whether the claimant consents to the dissemination of that information by the Fund.

9
For your convenience, however, we set forth below a summary of the relevant legal regulation impacting the contracts.  As disclosed in the N-2, the contracts have been originated in the following states:  California, Connecticut, Florida, Georgia, Louisiana, Massachusetts, Michigan, Nevada, New Jersey, New York, Pennsylvania, South Carolina, Texas, and Virginia.  The states in which a majority of the contract claimants reside (including California, Florida, New Jersey and New York, do not have a specific law in place validating the legality of Litigation Proceeds Purchase Contracts.  In addition, lending and usury laws, contracts laws, bankruptcy considerations, and federal tax legislation, among other legal factors, also may play a significant role in the purchase, pledge or enforcement of Litigation Proceeds Purchase Contracts.  For example, although some states in which claimants reside or cases related to the contracts are pending have specifically addressed the status of litigation advances as not being subject to lending or usury laws (former New York Attorney General, Elliot Spitzer, reached agreement with nine companies to the effect that the State of New York would not claim that Litigation Proceeds Purchase Contracts that meet certain specified standards violated the New York law), some states in which the contracts were originated, such as California and Florida, do not have specific legislation, case law or other legal interpretations addressing whether or not litigation advances are specifically permissible in that state.  This lack of specific authority provides the opportunity for future legislative activity, judicial determination or attorney general interpretation to deem that Litigation Proceeds Purchase Contracts are either impermissible or require some form of licensure or otherwise violate lending or usury laws.

The Advisor has invested substantial time and energy in researching the contracts, conducting “due diligence” reviews with respect to state regulations (including engaging counsel to review the regulatory climate in those states that are represented to a material extent in the pool of Underlying Contracts backing the Portfolio Note) and in attempting to assemble a pool of contracts that, to the extent possible, reduce the risks inherent in the assets through diversification, credit review and document examination.  Substantial due diligence with respect to the Peach entities, their operations and the contract origination process to which they adhere has enabled the Advisor to form the opinion that the Peach entities conduct business in a manner that is consistent with industry standards.  Obviously, Registrant understands that it is in the best interests of Unitholders, the Fund and its sponsors to ensure that Unitholders are provided with full and fair disclosure relating to the Fund and believes that the N-2 satisfies this standard.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

The Fund does not anticipate that specific information about each contract will be provided in periodic shareholders reports, nor it is expected that the Fund or its adviser will receive specific information about each contract.  The statistical characteristics of the pool of contracts are, however, included in the N-2; please refer to Appendix B to the Form N-2, which provides statistical information in the form of a graphical summary of the characteristics of the pool of contracts.  To the extent required under applicable accounting standards and/or recommended by the Fund’s auditors, similar statistical information may be a feature of the Fund’s periodic reports.

With respect to the matter of claimant confidentiality, it is not expected that Registrant will receive any confidential information with respect to claimants.  As the Staff Comment Letter suggests, the contract files include personal information that is protected under both state and federal law.  Registrant believes, however, that the absence of information about specific claimants is not central to the value of the Portfolio Note.  As noted in the discussion accompanying Item #11, the ability of the SPE to meet its obligations under the Portfolio Note depends primarily on whether the statistical assumptions with respect to the performance of the overall pool of contracts are realized.

11)
Given the lack of a readily available market price for the contracts, the ability of the Fund to fair value the Portfolio Note is critical.  The disclosure on pages 49-50 appears to indicate that the Fund’s fair value methodology will be done by a committee that is expected to include officers of the adviser.  The disclosure also indicates that, in general, the committee will rely on information about the contracts provided by Peach entities.  Please advise the staff what information the committee will receive.  The staff does not believe that reliance on values given the Fund by the SPE and/or its managers is sufficient to satisfy the requirement of “good faith” for the purpose of determining fair value.  In order for the Fund to comply with the Commission’s requirements concerning portfolio valuation, the offering document must contain a clear and detailed description of the policies and procedures the Fund’s board of directors has approved for determining fair value.10

Please advise the staff in detail how the Fund will fair value the contracts.  How long have the methodologies to be employed by the Fund been used to value contracts?  How closely did the valuations correlate to the actual payments under the contracts?  Will the methodology employed by the Fund take into account unknown factors?  Explain more fully how the Fund will value a contract, where there are no reliable valuations, and there is inadequate information about the claimant.  What relationship will the Fund’s purchase price bear to the fair market value of the contracts?  The methodology used by the Fund also needs to be filed as an exhibit to the registration statement; also include as an exhibit the methodology used by any valuation firms employed on behalf of the Fund.

10
The Staff Comment Letter also referenced the following materials:  Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (December 8, 1999); Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (April 30, 2001); Accounting Series Release No. 113, Financial Reporting Codification (CCH) s 404.04 (Oct. 21, 1969); and Accounting Series Release No. 118, Financial Reporting Codification (CCH) Section 404.03 (Dec. 23, 1970).

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

General; Valuing the Portfolio Note.  We begin by noting that the focus, apparent in the second paragraph of this Item #11, on the methodology for “fair valuing” the contracts is misplaced.  The Portfolio Note and not the contracts is the object of the Fund’s “fair valuation” process.  It is fundamentally important to recognize the distinction between the value of the Portfolio Note and the value of the individual contracts backing the Portfolio Note.  Registrant believes, and the fair valuation procedures contemplate, that the value of the Portfolio Note cannot be determined by periodically determining the status of each Underlying Contract, applying “fair valuation” principles to each contract and assigning to the Portfolio Note a resulting aggregate value.  Rather, the overall characteristics of the pool of Underlying Contracts is assessed with a view to determining whether the pool, taken as a whole, will generate litigation proceeds in an amount sufficient to repay the obligation under the Portfolio Note as and when due, as expected at the time the pool was assembled and based on the statistical models that were a part of the initial investment decision.

The basis for valuing the Portfolio Note depends on (i) the likelihood that the pool of Underlying Contracts, taken as a whole, will continue to generate litigation proceeds in the amount predicted; and (ii) the interest rate environment and other economic factors relative to the return offered by the Portfolio Note.  These factors are analogous to the economic principles that drive the value of any fixed income vehicle:  credit quality and the relative interest rate environment.  The “fair valuation” procedures adopted by the Fund and summarized in the N-2 are based on these principles.

The likelihood that the overall pool will continue to generate the income necessary for the SPE to pay down the Portfolio Note – if you will, the “credit factor” – is expected to be assessed based primarily on “Level 3 – non-observable inputs.”11  Such non-observable inputs represent the Fund’s own assumptions about the assessment a market participant would use in valuing the asset or liability, and would be based on the best information available.  “Non-observable inputs” include, without limitation, legislative, regulatory or legislative changes that may be deemed materially to affect the value of segments of the pool of Underlying Contracts with particular characteristics (e.g. the jurisdiction of the relevant litigation or the type of claim involved) and may be comprised in whole or in part of information obtained by the Fund and the Advisor from Peach entities.  Periodic assessments by the valuation committee as to whether litigation payments generated by the pool of contracts are generated in a manner consistent with expectations based on applicable statistical models are also likely also to be characterized as a “non-observable inputs”

11
The valuation methodology adopted by the Fund recognizes the “fair value” standards or “hierarchy” established under generally accepted accounting principles for measuring fair value.  A vocabulary more than a methodology, the fair value hierarchy is organized into three levels based upon the assumptions (referred to as “inputs”) used in pricing the assets.  These standards state that “observable inputs” reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources and “unobservable inputs” reflect the views of the person seeking to establish a value of the assumptions market participants would use in pricing the asset or liability.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

The second principle underlying the fair valuation procedures is the rates available in the overall interest rate markets relative to the interest rate to which the Fund is entitled under the terms of the Portfolio Note.  This “interest rate factor” is expected to be assessed primarily with reference to “Level 2 – Observable inputs.”  “Observable inputs” are relevant factors that are observable either directly or indirectly and may include interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data, including if available, quoted prices for the identical instrument on an inactive market, prices for similar instruments.

As the Fund has not yet commenced operations, the fair value methodology has not been implemented by the Fund.  The underlying principles, however, were a part of the negotiation of the purchase price of the Portfolio Note.  Specifically, the purchase price was established as a result of an arms-length negotiation undertaken by the Adviser, on behalf of the Fund, with the SPE.  Factors central to this negotiation included:  (i) the aggregate value of payments expected to be received by the SPE from the pool of contracts upon which the SPE will rely in meeting its obligations under the terms of the Portfolio Note; (ii) statistical models based on the payment history of the contracts in the hands of relevant affiliates of the SPE; (iii) the illiquid nature of both the contracts and the Portfolio Note; and (iv) relative interest rates available to investors through investment in other fixed income vehicles in light of the Adviser’s forecast with respect to interest rates.  Also relevant in this negotiation were the fact that the Portfolio Note may not be pre-paid by the SPE without the consent of the holder of the Portfolio Note and the secured nature of the Fund’s interest in collateral underlying the Portfolio Note (which includes but is not limited to the SPE’s beneficial interest in the contracts).

Disclosure and Compliance Matters.  We recognize that clear disclosure of the Fund’s fair valuation process must be included in Registrant’s Form N-2 and we believe that the existing disclosure meets applicable standards with respect to the factors that will be considered in the fair valuation process.  We also believe that the N-2 as filed with the Commission accurately and fully discloses the risks associated with the “fair valuation” of the Portfolio Note, including the conflict of interest inherent in the fact that the Fund’s investment adviser will, subject to the supervision of the Fund’s Board, be primarily responsible for the fair valuation process.12  We are, however, puzzled by the Staff’s assertion that the Fund’s valuation procedures must be filed as an exhibit to Form N-2, as no item of Form N-2 so requires but we are prepared to discuss this with you.  We are also surprised by the assertion that “[t]he staff does not believe that reliance on values given the Fund by the SPE and/or its managers is sufficient to satisfy the requirement of “good faith” for the purpose of determining fair value.

12
As stated in Form N-2, day to day responsibility for the due diligence necessary to implement the valuation procedures, including monitoring of the income flows generated by the pool of Underlying Contracts, interest rates, as well as regulatory, legal and policy changes that may affect the value of the overall pool has been effectively delegated to the Fund’s investment adviser and those officers of the investment adviser who serve on the valuation committee.  Responsibility for the overall valuation process rests with the Fund’s Board and all “fair value” determinations made by the valuation committee are subject to review by the Board no less frequently than quarterly.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

Although not all of the correspondence and interpretive releases referenced in the Staff Comment Letter quote the following definition of “good faith” from ASR 118 (1970), each effectively endorses the concept that in pricing its assets, a fund will have “act[ed] in good faith when its fair value determination is the result of the sincere and honest assessment of the amount that the fund might reasonably expect to receive for security upon its current sale, based upon all of the appropriate factors that are available to the fund [and that] a Board [will have acted] in good faith when it continuously reviews the appropriateness of the method used in determining the fair value of the Fund’s portfolio securities.”13  We take from this that it is the actions of the Fund, its adviser and its Board and the integrity of the procedures, oversight and due diligence in connection with the valuation process that will be the benchmark by which overall integrity of the Fund’s pricing process, including “fair values” assigned the Portfolio Note, will be evaluated from a compliance and a “good faith” perspective.

12 )
Does the Fund have any policies to limit the amount of assets the relevant Peach entity may invest in the securities of any one issuer?  In your discussion, please address the issue whether the Fund could be construed to be engaged in the business of distributing the securities of any one or more issuers.  Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, should investors be given additional information about the entities obligated to make payments on the contracts in which the Fund indirectly invests?  Do the entities need to be identified?  Should investors have access to pertinent financial information?

(i)	Does the Fund have any policies to limit the amount of assets the relevant Peach entity may invest in the securities of any one issuer?

No.  It is important to note, however, that the pool of contracts, 100% of the beneficial interests in which are owned by the SPE, was assembled in the manner and in accordance with criteria, described in the Form N-2.  The objective of this process was to ensure that the overall characteristics of the pool of contracts would effectively reduce the risk that the level of non-payment experienced by the pool overall would exceed the statistical models upon which the decision to invest in the Portfolio Note was based.

(ii)	Could the Fund could be construed to be engaged in the business of distributing the securities of any one or more issuers.

An argument could be made under Rule 140 that if this were a public offering, the Fund would be an underwriter of the security – the Portfolio Note – issued by the SPE.  Rule 140 provides that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer … and the sale of its own securities to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of section 2(a)(11) of [the 1933 Act].”  As discussed in our response to Item #5, however, the concept of “distribution” is generally limited to the context of a public offering.

13	See, e.g. materials referenced in the Staff Comment Letter, referenced at Note 8 of this letter.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

(iii)
Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, should investors be given additional information about the entities obligated to make payments on the contracts in which the Fund indirectly invests?  Do the entities need to be identified?  Should investors have access to pertinent financial information?

We recognize in the query a focus on what might be, in the context of other types of investments, the “creditworthiness” of the counterparty.  Under the circumstances of the Fund, however, the appropriate credit analysis does not depend on the financial status of individual claimants.  Rather, it depends on whether the overall pool of contracts performs in the manner that contracts with similar characteristics (e.g. jurisdiction involved, type of claim, and type of contract)14 have historically performed.  Accordingly, the information most pertinent to an investment decision is information about the characteristics of the overall pool.  The graphical summary of the characteristics of the pool of contracts that appears in Appendix B to the Form N-2, together with the textual discussions in the Form N-2, is designed to provide prospective investors with such information.

13)	Why are so many Peach entities involved in the purchase, securitization, holding and servicing of the contracts? Does the Fund believe each one is necessary? If so, why?

There are five entities – Dura Trust, the SPE, Peachtree Northeast LLC, Settlement Funding, LLC and Peach Holdings --  involved in the purchase, securitization and holding of the contracts.  Each is designed to serve a specific and necessary function.

Peachtree Northeast, LLC is the owner and, in many cases, the originator of the contracts and, as of the Closing Date, will have acquired title to and will assign the pool of contracts to DuraRock LF Trust (the “Dura Trust”).  The use of a Delaware statutory trust such as Dura Trust in connection with the creation of a special purpose entity is a securitization technique designed to create a bankruptcy remote vehicle and thus protect the pool of contracts, the beneficial interest in which the Fund has a perfected secured interest in the event that the SPE or other Peach entity becomes involved in a bankruptcy proceeding.  It also provides the benefits of an institutional trustee.  Settlement Funding, LLC is a servicing organization with expertise and experience in servicing Litigation Proceeds Purchase Contracts.  Under the terms of a service contract, it will will track the payments under the contracts, maintain ongoing review of the status of the underlying cases and maintain all records relating to the contracts and the rights and obligations of the parties to them.

14	These factors are discussed in the Form N-2, as filed on March 25, 2011, under the heading “About Litigation Proceeds Contracts”.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

Peach Holdings controls each of Dura Trust, the SPE, Peachtree Northeast LLC and Settlement Funding LLC and thus, indirectly, controls – and will continue to control -- the pool of contracts backing the Portfolio Note, absent an event that would cause the Fund to exercise its rights with respect to the Collateral.  Such rights are limited under the terms of the Pledge Agreement and other Transaction related Contracts as summarized in the Form N-2. 15

14)	Given the presence of the term “High Yield” in the Fund’s name, should the Fund not have a policy of investing at least 80% of total assets in high yield securities, or “junk bonds”?

We agree.  Consistent with Rule 35d-1 of the 1940 Act, disclosure of such policy will be added to the N-2.

15)	Why does not the filing of the Fund’s Offering Memorandum with the SEC make the offering available to the general public?

In SEC Release No. 33-8828, which proposed revisions to Regulation D, the SEC addressed the problem of SEC filings and general solicitation.  The Commission stated, in discussing whether the filing of a concurrent 1933 Act registration statement should be deemed general solicitation in a private offering:

15
The following summarizes disclosure currently included in the Form N-2.  The Claimant initially enters into a contract with either Peachtree Funding Northeast, LLC or an affiliate of Peachtree Funding Northeast, LLC (which, subsequently, assigns its rights in such contracts to Peachtree Funding Northeast, LLC).  Alternatively, from time to time, Peachtree Funding Northeast, LLC acquires contracts from unaffiliated third parties.  In these instances, the contracts have been assigned to Peachtree Funding Northeast, and the Claimant and/or the Claimant’s attorney has become obligated to make payment to Peachtree Funding Northeast upon successful resolution of the litigation.  In this transaction, Peachtree Funding Northeast, LLC is selling a pool of contracts to DuraRock LF Trust, which will immediately be allocated to the SUBI and, thus, segregated from any other assets and liabilities of DuraRock LF Trust.  The residual portion of the Trust not relating to a SUBI is referred to as the UTI; in essence, this refers to any assets that belong to the Trust but have not been allocated to a specific SUBI.  On the date of sale, the contracts being transferred to the trust must meet specific eligibility criteria which have been required by Rochdale.  These criteria are disclosed in detail in the N-2.  If any contracts fail to satisfy Rochdale’s eligibility criteria on the sale date, then they would become subject to a repurchase obligation owed by Peachtree Funding Northeast, LLC to DuraRock LF Trust.  However, please note that there is no obligation to substitute collateral, so there is no mechanism provided for in the transaction documents by which additional contracts would be added to the pool backing the Portfolio Note after the date of sale.  The UTI is owned by Peach Holdings, LLC, which is the grantor of the DuraRock LF Trust, but there are currently no contemplated UTI assets or liabilities.  Peach Holdings, LLC, as a parent company of the various Peachtree entities in this transaction, also indemnifies Rochdale for certain matters set forth in the Note Purchase Agreement.  The SUBI Certificate, representing the beneficial interest in the SUBI assets (i.e., the contracts and related rights) is issued to DR SPE, LLC, a newly-formed special purpose entity.

DR SPE, LLC sells the Portfolio Note to the Rochdale Fund; the SPE’s obligations under the Portfolio Note are secured with the grant of a properly perfected, first priority security interest in the SUBI Certificate, which represents the SPE’s interests in the contracts and forms a part of the Collateral backing the Portfolio Note.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

“[I]t is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising thatwould affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. … [C]ompanies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement.  For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering.  On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.  Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.  While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements.”

The circumstances of this offering, as described in the N-2, support our view that the Fund’s offering is being made as a result of “substantive, pre-existing relationships” and thus that the filing of the Form N-2 should not impact the potential availability of the Section 4(2) exemption.  Generally, the existence of a pre-existing substantive relationship turns on whether the person making the offer (or the broker-dealer) has the requisite knowledge to know, before approaching an offeree, something about the offeree’s financial status and, especially, whether the offeree meets the eligibility criteria for participation in the offering.  In this case, this means knowing that each offeree is “accredited” as defined in Regulation D.

Rochdale will only accept subscriptions from investors who have established client relationships with Rochdale and offering materials have been provided only to such individuals.  Members of the general public, including anyone who learns of the offering by viewing the N-2 on EDGAR, will not be permitted to participate in this offering.

Offering Memorandum -- Cover Page

16)	Please include the following significant risks associated with an investment in the Fund on the cover page to the offering memorandum:

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

•	Investing in contracts is highly speculative,
•	The market for contracts is relatively new and is undergoing change;
•	Contracts are illiquid and cannot be readily sold;
•
Because there is no readily available market price for the contracts, valuation of the Fund’s Portfolio Note, and the calculation of its net asset value, involves many assumptions and has the risk that the valuation may be wrong;

•	Investing in contracts involves other risks, such as the Fund may not be able to collect on the contracts; and
•	Please conform the pricing table to the requirements of Item 1.1.g. of Form N-2.

We will make changes in the N-2 to address the lack of liquidity, trading market and market quotations, as suggested in the above items.  Please note, however, that changes will reflect the fact that the contracts collateralize the Portfolio Note and that the Fund does not invest directly in the contracts.

17)
What is the meaning of “from time to time” as used in the disclosure pertaining to repurchase of units?  Does the Fund plan to have regular tender offers?  If so, please provide more detail as to when and how often they will occur.  Disclose the conditions in which the Board will not consider a tender offer and estimate how often and for how long they are expected to exist.

Under the terms of its Operating Agreement, the Fund is authorized to repurchase units, a relatively common feature of operating agreements relating to limited liability companies.  Although this authority is described in some detail, there is no intention to conduct repurchase offers and, as a practical matter, the nature of the Fund’s assets virtually precludes the ability of the Fund to do so.  If this reservation of authority is deemed inappropriate, Registrant will amend the Operating Agreement to eliminate the repurchase authority.

18)	Why is the Off-Shore Feeder being formed?

The Offshore Fund was formed to facilitate investment in the Fund by certain clients of the Advisor.  In reliance on Section 12(d)(1)(E) of the 1940 Act, the Offshore Fund will invest 100% of its assets in the Fund.

19)	Why will subscriptions in the Fund by the Off-Shore Feeder not count towards the $25 million minimum?

It is our understanding that, under Rule 10b-9 under the Securities Exchange Act of 1934, it would be potentially manipulative, in the context of an offering that requires a minimum level of investment, for the issuer or any affiliated entity to invest in the securities offered for the purpose of ensuring that the minimum is met.

20)	Who will invest in the Off-Shore Feeder?

Investors in the Offshore Fund are clients of the Adviser who maintain assets outside of the United States.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

21)	Quantify the “substantial amount” the Off-Shore Feeder will invest in the Fund.

It is expected that the interest of the Offshore Fund will represent 10%-15% of the Fund.

22)	Given the purchase of Fund units by the Off-Shore Feeder, how can this be characterized as a private offering?

The Offshore Fund will qualify as an “accredited investor” as will each limited partner of the Offshore Fund.  So long as this is the case, and assuming the other requirements necessary to rely upon the private offering exemption are satisfied, even the “integration” of the offshore offering with the offering of the Fund’s units to domestic investors would not impair the availability of such exemption absent some additional factor.  As the overall offering is to be conducted in a manner that is consistent with the exemption for non-public offerings afforded under Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated thereunder, the Registrant does not believe any such factor will arise.

23)	Please confirm the following with respect to the Off-Shore Feeder:

•
The Fund, and no other person, will control the Off-Shore Feeder; and the Board of Directors of the Fund will conduct the management and business of the Off-Shore Feeder and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities

•	The Fund will not in any way use the Off-Shore Feeder to evade the provisions of the Act or the Investment Advisers Act of 1940
•	The relationship of the Fund, and the Off-Shore Feeder will comply with section 12(d)(1)(E) of the Act
•	The assets of the Off-Shore Feeder will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of Section 17(f) of the Act
•
The Off-Shore Feeder will maintain duplicate copies of its books and records at an office located in the United States, and the Commission and staff will have access to the books and records consistent with the requirements of section 31 of the Act and the rules thereunder.

•
The Off-Shore Feeder will designate its custodian as agent for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Off-Shore Feeder will consent to the jurisdiction the U.S. Courts and the Commission over it.  See Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC (April 30, 2004).

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

The several factors identified in the Staff Comment Letter appear to be derived from certain “no-action” relief afforded under the Man-Glenwood “no action” correspondence (April 30, 2004) (“Man Glenwood”)16 and we recognize their purpose, from a regulatory perspective, in that context.  We do not believe that the concerns underlying the Man-Glenwood correspondence are applicable to Registrant or the Offshore Fund, however.  As noted below, we also believe certain of the requested representations are inapplicable to the Fund’s circumstances.

First, under the Man-Glenwood fact pattern, a domestic fund was conducting a public offering and, due to the operation of Rule 140, effecting a distribution of the securities of the offshore fund in question.  This presented a question under Section 7(d) of the 1940 Act, which imposes a general prohibition on public offerings by offshore funds.  Here, the facts are in reverse.  The Fund does not own any securities in the Offshore Fund.  It is the offshore fund which will own Units in the Fund.

With respect to the first of the requested representations, the Fund cannot represent that it will control the Offshore Fund.  In contrast to the offshore fund in the Mann Glenwood situation, the Offshore Fund is not a mere “conduit” between two registered investment companies but is a true investor in the Fund.  As a limited partnership organized under the laws of the British Virgin Islands, the Offshore Fund will be managed and controlled by its General Partner, which is an affiliate of the Fund’s adviser, and its limited partners in accordance with the rights afforded them under the governing documents of the Offshore Fund.

With respect to the three representations relating to compliance with the formal custody requirements of the 1940 Act, including Section 31 thereof, we note that the Offshore Fund is not a registered investment company and is not formally subject to these requirements.  The Offshore Fund has, however, arrangements in place with US Bancorp N.A. (“USBank”), which is headquartered in Wisconsin, pursuant to which the assets, books and records of the Offshore Fund will be maintained by US Bank in accordance with these requirements.  In particular, Fund Units (which are uncertificated) owned by the Offshore Fund will be maintained by USBank in book entry form in accordance with Rule 17f-4 of the 1940 Act.

I am authorized to confirm on behalf of the Fund that the Fund will not in any way use the Offshore Fund to evade the provisions of the 1940 Act or the Investment Advisers Act of 1940; and that the relationship of the Fund, and the Offshore Fund will comply with Section 12(d)(1)(E) of the 1940 Act.

16
In Man Glenwood, the offshore fund, which was organized under Cayman law (“Cayman feeder”) was expressly designed to serve as a “UBTI blocker” – a conduit through which a U.S. based, registered investment company (“Top Tier Fund”) all of whose investors were tax-exempt entities, would invest in another U.S. based, registered investment company (the “Master Fund”).  The Top Tier Fund was designed to invest all of its assets in the Cayman feeder which was, in turn, designed to invest exclusively in the Master Fund.  Because the Cayman feeder would be purchasing only shares of the Master Fund and would, at the same time, be engaged in the sale of its own shares to the Top Tier Fund, the organizers of the arrangement feared application of Rule 140 under the 1933 Act would result in the Cayman feeder being characterized as being engaged in the distribution of its own shares in the U.S. and without registration under the 1940 Act in violation of Section 7(d) of that Act.  Rule 140 provides, in pertinent part:  “A person, the chief part of whose business consists of the purchase of the securities of one issuer … and the sale of its own securities … to furnish the proceeds with which to acquire the securities of such issuer … is to be regarded as engaged in the distribution of the securities of such issuer … within the meaning of Section 2(a)(11) of the [1933] Act.”

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

24)
Footnote 1 to the pricing table indicates that the Fund may distribute units through other brokers or dealers, yet disclosure elsewhere indicates the units will be available only to accredited investors that have established a client relationship with Rochdale.  Please explain to us how the two statements are consistent.

Rochdale offers a variety of investment advisory services to investors.  In some cases, investors are introduced to Rochdale through a network of financial services providers and become clients of both Rochdale and the financial services providers.  This network includes both broker dealers and investment advisers.  If a Rochdale product is suitable for such a  “co-advised client” that Rochdale believes is an accredited investor, Rochdale will seek to introduce the product to the co-adviser.  If such co-advised offeree determines to participate in such an offering, the co-advised client may effect his or her purchase through a broker that is affiliated with the co-adviser.

25)	Please explain why RIM Securities LLC is not an underwriter.

We note that RIM Securities, LLC is acting as placement agent pursuant to the distribution agreement described in the N-2 and, further that RIM Securities LLC will neither purchase any Units nor receive any commission in connection with the private offering of the Units.  We believe RIM Securities does, however, fall within the scope of the term “underwriter” as defined in Section 2(a)(40) of the 1940 Act and that it is within the definition of “principal underwriter” set forth in Section 202(a)(2(29).   Accordingly, the Fund’s contract with RIM Securities LLC was approved in accordance with the requirements of Section 15(b) of the 1940 Act.17

26)	Please explain why the registration, issuance and distribution expenses referenced in footnote 2 are not a sales charge.

Unlike a sales charge, which would typically be paid to a broker-dealer as compensation for the broker’s role in the distribution process, deferred offering expenses are not paid to a broker or even to the Fund.  Additionally, under applicable accounting rules, costs associated with the registration of the Fund and the issuance and distribution of the Fund’s Units are considered “deferred offering expenses.”  In the context of a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code, such expenses are required to be charged to the capital accounts of each member of the limited liability company.  Upon the winding up of the limited liability company, however, the amount of such deferred offering expenses may be considered in calculating each member’s basis in his or her units.

17
The contract was filed as an exhibit to the RHYAF N-2. Section 2(a)(40) of the 1940 Act defines “underwriter” as any person who has purchased from an issuer with a view to, or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributor's or seller's commission.  As used in this paragraph the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer. When the distribution of the securities in respect of which any person is an underwriter is completed such person shall cease to be an underwriter in respect of such securities or the issuer thereof.

As pertinent here, Section 2(a)(29) provides that a "[a]principal underwriter" of or for a closed-end company or any issuer which is not an investment company, or of any security issued by such a company or issuer, means any underwriter who, in connection with a primary distribution of securities, (A) is in privity of contract with the issuer or an affiliated person of the issuer; (B) acting alone or in concert with one or more other persons, initiates or directs the formation of an underwriting syndicate; or (C) is allowed a rate of gross commission, spread, or other profit greater than the rate allowed another underwriter participating in the distribution.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

Summary of Fund Expenses (p. 4)

27)	Please conform the fee table to Form N-2’s requirements. Include unitholder transaction expenses.

These revisions are being made to the N-2.

28)	Please clarify what is meant by “Service Fee”; the registration statement does not contain sufficient disclosure, and it appears that the fee may be duplicative of the Investment Management Fee.

Although many investment advisory firms seek to have a single contract govern all services they provide to a fund, Rochdale has bifurcated its services between traditional investment advisory services – primarily, day to day portfolio management and oversight of investments – and those that are administrative in nature, such as providing personnel to serve as a chief compliance officer, chief financial officer and furnishing related support, coordinating third party service providers and undertaking responsibility for preparation and coordination of regulatory filings.  Rochdale’s obligations under these separate contracts are related but do not overlap.  The service fee references such administrative services.  We have adjusted the disclosure to clarify the foregoing.

29)
Please delete “Estimated” from the Annual Expenses line of the fee table, as only other expenses are estimated.  The fee table should contain a line item for total annual fund operating expenses.  Please delete the last sentence of the narrative disclosure preceding the table.

These revisions are being made to the N-2.

30)	Please disclose to the staff all items included in Other Expenses. Why is the estimate based on net assets of $50 million?

The estimated expenses should be computed based on the value of the Portfolio Note less the deferred offering expenses charged to each members capital account.  This is being corrected in the N-2.

31)	The fee table discloses that the “Other” annual operating expenses will aggregate 110 basis points. In your response letter, please provide us with the assumptions and calculations for that amount.

Expenses included in the line item relating to “other annual operation expenses” are  legal fees, fees payable to board members, the Fund’s administrator, custodian, fund accountant and auditors, as well as  registration fees (including blue sky fees).  The computation also includes amounts permitted to be recouped by the Advisor under the Fund’s reimbursement agreement.  We do not believe that provision of Registrant’s “work papers” are appropriate in the context of our response to the Staff Comment Letter but we are happy to discuss this matter further with the staff.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

32)
Are the costs associated with the offering and organization of the Fund, referenced in footnote 3 to the fee table, included in the fee table?  The explanation of the Adviser’s recoupment rights set forth in footnote 3 is confusing; please clarify.

Costs associated with offering and organization are not included in the fee table.  Under applicable accounting rules, “deferred offering costs” incurred by a limited liability company that has elected to be treated as a partnership are required to be charged to the capital accounts of the company’s individual members.  Offering costs are expressly not permitted to be expensed by either the company or by the members.  Upon liquidation of the company, such capital account charges are factors in the computation of each member’s basis for tax purposes.  With respect to potential confusing language in footnote 3 to the fee table, clarifying changes will be made.

33)	Please delete footnote 1 to the example.

This revision is being made to the N-2.

The Fund (p. 7)

34)	Please state the following prominently in this section:

•	The Fund will invest in a single note from a single issuer;
•	The note is expected to pay interest at a rate of 9.25%;
•	The note is only required to be paid to the extent the seller of the note receives money from the contracts;
•	The contracts will only pay the SPE to the extent the parties to the contracts win or make favorable settlements of litigation;
•	If the pool of contracts do not return enough to pay principal and 9.25% annual percentage rate interest, the Fund will lose money; and
•	The Fund will never get more than principal amount and 9.25% interest, even if the Peach entities receive more than anticipated from the contracts.

We will add the disclosures requested except as follows:  The statement that the Fund will invest in a single note from a single issuer has been qualified to be fully accurate.  The Fund has reserved the right to make additional investments in the future if it deems it appropriate, so it cannot make this unqualified representation.  However, we have added a comparable disclosure which we felt was accurate.

We have similarly qualified the statement that the Fund will never get more than principal amount and 9.25% interest, even if the Peach entities receive more than anticipated from the contracts, to reflect the possibility that if a market develops for the Portfolio Note, and a sale of the Portfolio Note occurs, it is possible that the sale price would exceed the face value of the Portfolio Note.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

35)	Please provide the staff with copies of the litigation purchase contracts.

Registrant is reluctant to provide the actual contracts but will work with the Staff to address the underlying reason for the Staff’s request in some other manner.  There are several reasons for this view.  First, Registrant is not and, following the Closing of the purchase of the Portfolio Note and the sale of the Units, will not be the owner of the Underlying Contracts.  Beneficial ownership and control of the contracts is exercised by the SPE and Peach Holdings and this will change only if an event of default under the terms of the Portfolio Note occurs.  Second, the pool of Underlying Contracts backing the Portfolio Note comprise some 7000 thousand contracts, each of which is evidenced by a series of documents which may include identifying information about Claimants.

36)	Please also provide the financial statements of the SPE.

The SPE is a startup entity and has no operations, liabilities or assets other than its initial capital of $250,000.

37)
Please delete the last sentence of the third paragraph of this section, as the Fund does not have unfettered authority to sell some or all of the portfolio Note.  Clarify that the Portfolio Note is illiquid.

We believe that Registrant has the authority to sell the Portfolio Note and that it would be misleading to suggest otherwise.  Although the terms of the Portfolio Note indicate that any sale must be handled in a manner that involves a “re-issuance” of the Portfolio Note by SPE, this feature is necessary to ensure that the Portfolio Note will maintain its character as a debt instrument in the hands of the Registrant, and that interest paid to Unitholders will maintain its character as such, under various provisions of the Internal Revenue Code, as amended.  We also note that, while the Portfolio Note is unquestionably illiquid, the term is generally understood to mean that it cannot be sold within seven days at its market value.  It does not mean that no sale is possible or that a sale for a price that is higher than its fair value cannot occur.

Management of the Fund; … (p. 9)

The Advisor

38)	Why do the arrangements described in the last two paragraphs of this section not constitute violations of Section 17(d) of the Act?

The paragraphs referenced in the Staff Comment Letter identify three items: (i) the Advisor’s seed capital investment; (ii) the purchase of Registrant’s units by the Offshore Fund; and (iii) the control that the Advisor and, potentially, the Offshore Fund will have with respect to Registrant until a sufficient number of Units in the Fund are sold to diminish the Advisor’s control position.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

Although Section 17(d) and certain rules promulgated thereunder  limit the extent to which registered investment companies and their affiliates may engage in certain  “joint arrangements” or “joint enterprises,”  we do not believe the acquisition of the Fund’s units identified here fall within the terms of Section 17(d) of the Act.  This is so because the purchase of the Fund’s units by the Offshore Fund and the Advisor involves neither an “element of combination or profit motive” between or among the Fund and such affiliated persons of the Fund 18

Additionally, we note that Section 17(a)(2) of the 1940 Act, which prohibits the purchase by an affiliated person of an investment company from such company, expressly permits affiliated persons to purchase shares of the investment company with which they are affiliated.  Specifically, Section 17(a)(2) of the 1940 Act prohibits an affiliated person of a registered investment company, acting as principal:

“knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer). . . .” (emphasis supplied).

Each of the identified transactions involves the purchase from the Fund of securities of which the Fund is the issuer and thus each is consistent with the parenthetical exception embedded in the rule.  We believe that, if the policies underlying Section 17(d) were interpreted such that affiliates of a registered fund were not permitted to invest in it, Section 17(a)(2) would have no meaning.

39)	Please summarize on the cover page the disclosure in the last paragraph of this section regarding the Adviser’s relationship with the Off-Shore Feeder and resulting control of the Fund.

Requested disclosure will be included.

40)	Please describe in this section the services the Adviser will perform for the Fund.

Requested disclosure will be included.

Investment Objective and Strategy (p. 10)

41)
The second paragraph of this section discusses a purported historical lack of correlation between the asset class in which the Fund will invest and the performance of the equity markets, as well as volatility less than that of high-yield fixed-income investments, yet references only the past five years.  This is a statistically insignificant time period.  Accordingly, please delete the disclosure, or explain why it is appropriate.  The remainder of the second paragraph does not include disclosure of the Fund’s objective and strategies; accordingly, please move it to an appropriate location.

18
These elements are required in order for the prohibitions of Section 17(d) to apply.  See, SMC Capital Inc. No Action Letter (Sept. 5, 1995), citing In re Steadman Security Corp., 1974-75 Fed. Sec. L. Rep. (Dec. 20, 1974)(Rule 17d-1 "is concerned with joint enterprises or joint arrangements that are in the nature of a joint venture, i.e., that involve the element of seeking to realize a profit or gain through the investment of funds.") and SEC v. Talley Industries., Inc., 399 F.2d 396, 403 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969)(while section 17(d) is not limited to the typical joint venture, "some element of 'combination' is required").

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

The disclosure is being revised to state as follows:

“Based on the Advisor’s review of information provided to it by the SPE and certain of its affiliated companies, the Advisor believes that the performance of the Litigation Proceeds Purchase Contracts entered into by Peachtree over the past five years has been uncorrelated with the performance of the equity markets, and that these contracts experienced lower volatility relative to high yield fixed income investment funds and equity investments, during that period.  There can be no assurance, however, that the Fund’s investment objective will be achieved or that substantial losses will be avoided.  In addition, the information provided by Peachtree covers only the last five years and is not statistically significant as a predictor of future performance.  Similarly, there can be no assurance that the Advisor’s expectations with regard to the relative volatility of this asset class or the future performance of Litigation Proceeds Purchase Contracts will be met, that the performance of the asset class will be advantageous for investors in market and economic conditions as they may evolve over the life of the Fund, or that the Advisor’s assessment of the past performance of the Peachtree contracts will be an accurate predictor of future performance of this asset class on either an absolute basis or relative to alternative investments.  (For further information about the SPE and its affiliated companies, see “About the SPE and its Affiliates” and “Risks Related to Peachtree and Its Conflicts of Interest” in this Offering Memorandum.  For further information about the Underlying Contracts and Litigation Proceeds Purchase Contracts, see “About the Pool of Underlying Contracts” and “About Litigation Proceeds Purchase Contracts” in this Offering Memorandum.)”

42)
Will the Find use leverage during the first 12 months of operations?  If so, please clarify that the Fund will use leverage, and disclose all expenses to unitholders arising from the use of each type of leverage the Fund will employ.  Please disclose each type of leverage the Fund will employ, and disclose the principal risks of each type of leverage.  Please disclose the maximum amount the Fund may leverage through preferred shares.  Please include in the disclosure a table illustrating the effect of leverage on the return to a unitholder of the Fund.

Disclosure is being added that Registrant will not issue senior securities and that it will not otherwise use leverage during the first 12 months of its operations.

43)	What notice will the Fund give to unitholders in the event the Board changes the Fund’s investment objective?

Disclosure is being included to the effect that Unitholders will be given at least 60 days notice of any such change, which corresponds to the clarification requested in Item # 14 relating to Rule 35d-1 under the 1940 Act.

44)
What, if any, market exists for the Portfolio Note?  What restrictions are placed on the Fund’s ability to sell the Portfolio Note?  Is it misleading to suggest the Find may be able to sell the Portfolio Note?

Please refer to our response to Item #37 above.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

About the SPE and its Affiliates (p. 11)

45)	To improve the clarity of the disclosure, please include a diagram identifying each entity in the investment chain described in this document, from the claimants to the Fund.

Requested disclosure is being included.

46)
Disclosure in the second paragraph indicates that Peach Holdings, LLC will be the grantor of Dura Rock LF Trust; please explain what this means in the context of Peach Holdings’ corporate structure.  Please define SUBI in this paragraph.

Requested disclosure is being included.

47)	Are the fees and expenses of the Peach entities reflected in the fee table? If not, why not?

Fee and expenses of the Peach entities are not paid by the Fund, but are paid from a cash account (“Collection Account”) which is part of the collateral.  Refer to disclosure under the heading “Portfolio Note.”

About the Collateral and the Fund’s Security Interest (p. 13)

48)
Disclosure indicates the aggregate face value of the underlying contracts as of March 31, 2011 will equal at least 117.6% of the principal amount of the Portfolio Note.  Is this enough to cover principal and any losses due to non-collection or failure to prevail in litigation?  How was the figure derived?

Please define “aggregate Face Value of the Underlying Contracts” and explain how it is determined.

As described in the Form N-2, the aggregate Face Value of the Underlying Contracts” means the sum of (i) the aggregate amounts that were paid to Claimants and counsel, as applicable (such amount is defined in the Form N-2 as the “Purchase Price”) under all of the contracts in the pool backing the Portfolio Note; and (ii) the dollar value that results from multiplying the specific percentage as set forth in each contract by each such contract’s Purchase Price for each six month or other period for which charges had been incurred through March 31, 2011.19  It is intended that the aggregate Face Value of the contracts backing the Portfolio Note will equal at least 117.6% of the principal amount of the Portfolio Note. Based on due diligence conducted by the Advisor, including a detailed statistical review and analysis of information relating to the experience of various Peach entities in connection with their investments in Litigation Proceeds Purchase Contracts, the Advisor believes that the level of collateralization is appropriate. Specific factors relevant to this determination include the expected life of the Fund, the overall characteristics of the contracts (for example, the percentage of Post-Judgment Contracts) and the diversification among represented jurisdictions and types of cases in the pool of contracts backing the Portfolio Note. There can, of course, be no absolute guarantee with respect the adequacy of the Collateral. (See our response to Item #51 and the discussion in the Form N-2 under the heading "The Security Interest; Extent of Collateral".)

19
The Additional Amount does not compound.  The terms “Purchase Price” and “Additional Amount” are further explained in the Offering Memorandum under the heading “About Litigation Proceeds Purchase Contracts.”

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

49)	What are the Fund’s remedies in the event any individuals or entities in the investment chain from the claimants to Dura Rock were to default?

Default by an individual claimant will not affect the Fund absent a failure of the SPE to meet its payment obligations under the Portfolio Note.  In the event that this occurs, the Fund as all of the remedies of a secured creditor as described on page 27 of the Form N-2, including the right to foreclose on the Collateral.  (See also, the discussion in the Form N-2 under the heading “The Security Interest; Extent of Collateral”.)

About Litigation Proceeds Purchase Contracts (p. 15)

50)
In order for the investor to understand the nature of investing in contracts, please expand the disclosure here, or in another location deemed more appropriate by you, and discuss the nature of the contract market, the participants, the depth of the market, and a comparison of the contract market to other markets in which American consumers typically invest, both today and over the recent past.

We will add the following disclosure:

“The size of the Litigation Advance market is not entirely known, as there is no statutory or regulatory required reporting and such information is not shared voluntarily by industry participants.  Assessing the size of the market is further clouded by the fact that most participants are small companies which focus on a particular local market and generally are not known widely in the industry.  Of the aggregate number of total tort cases in the United States annually, the Fund and Peachtree believe that the percentage which have Litigation Advances is fairly small.  Peachtree believes that in any given month it is among the top three participants in the personal injury Litigation Advance industry.

Within the Litigation Advance market there are variations of business models adopted by the participating companies.  Although some participants structure transactions such that the fee accrued is measured as a few hundred basis points of the advanced amount per month compounded monthly, Peachtree structures its transactions generally as a flat fee, measured as a percentage of the advanced amount (e.g. 12.5%) for each six month period or any portion thereof, on a non-compounding basis.  Further, Peachtree focuses primarily on personal injury cases whereas other funders advance funds for commercial, civil or even family law causes of action.

Drawing a comparison to other markets in which consumers typically invest is difficult as there are no direct parallels to the underlying Litigation Advances market.  There are some similarities to a securitization of a

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

portfolio of unsecured accounts receivable.  Both assets are unsecured and require servicing of an obligation for which collection is not guaranteed; however, the contingent nature of Litigation Proceeds Purchase Contracts distinguishes them, as collections against each underlying Litigation Advance Contract are entirely contingent on the success of the underlying case and the contract owner is not entitled to any money unless the litigation is successful.”

51)
What is the relationship between the contract purchase price paid to the claimant and the value placed on the contract at the time of its inclusion in the portfolio of contracts linked to the Portfolio Note?  Between the price paid by the Adviser or Fund and the valuation of the fund’s assets?  Will the Fund be able to determine the price paid to the claimant by any intermediaries?  Please explain.

Refer to the discussion under Item # 7 above relating to the valuation process.  We emphasize again the distinction between the fair value of the Portfolio Note and the satisfaction by individual claimaints of obligations under individual contracts.  It is the overall characteristics of the pool of Underlying Contracts and not the individual characteristics of each contract that is the reference point for monitoring the performance of the Fund.  It is expected that some of the contracts in the pool of contracts backing the Portfolio Note will fail to generate litigation proceeds at the level expected at the time the contract was originated.  It is also expected, however, that the weighted percentage of failed contracts will be consistent with the historical results experienced by pools of contracts with characteristics and reflected in statistical models that were a part of the initial investment decision.

About the Pool of Underlying Contracts (p. 20)

The Adviser’s selection criteria

52)
The disclosure indicates the Adviser will perform a due diligence review of the contracts, and describes the process in some detail.  The employees of the Adviser identified in the disclosure appear not to possess any relevant experience.  Who will actually perform the due diligence reviews?  What relevant experience do these individuals possess?  How many contracts will be reviewed, by how many people, and in how much time? In light of the Adviser’s apparent lack of relevant experience, consider whether each item of disclosure in the registration statement that relates to the abilities of the Adviser is accurate.  If the responsibilities attributed to the Adviser will, in whole or in part, be discharged by others, please provide appropriate disclosure.

As indicated in the RHYAF N-2, employees of the Advisor were responsible for reviewing the contracts.  These individuals are attorneys with substantial litigation and regulatory experience. In conducting their review, these individuals were assisted by a law firm with substantial experience in personal injury cases.  Matters covered during the course of this review included both the status of the cases and components of the underlying claims.  Also part of the review was whether all documents necessary to evidence the rights of the contractholder and obligations of Claimants were in place.  The cases reviewed included the 300 largest cases represented in the pool (which cases represent approximately 30% of the expected litigation proceeds.  In addition to this individual case review, the Advisor conducted due diligence relating to historical and statistical data provided to the Advisor by Peach entities.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

53)
As it appears that the Adviser will rely heavily on Peach entities in valuing the contracts, please disclose prominently the Peach entities’ conflict of interest in providing valuation assistance to the Fund.

Changes in the N-2 will be made to highlight the concern identified in this item.  We note, however, that the information provided to the Fund by Peach entities does not consist of “valuation figures”  (see our response to Item # 58 below) but instead consists of statistical data and accounting reports relating to litigation proceeds generated by the contracts backing the Portfolio Note statistical data.  Moreover, as indicated in our response to the immediately preceding item,the Advisor conducted its own analysis of the return rates, Purchase Price, Additional Amounts, historical data and factors relating to the characteristics of individual contracts as part of the process of negotiating the terms of the Portolio Note, the level of Collateral and the eligibility criteria that would be applicable to contracts accepted as part of the pool of contracts backing the Portolio Note.

Risk Factors (p. 28)

54)	Please define champerty in plain English.

Requested disclosure is being included.

55)	Please provide disclosure of the risk of dilution of unitholder interests.

Disclosure is being added to Form N-2.  However, while there is risk of loss in the event of an event of default, Registrant does not believe there is a material risk that Unitholders’ interests will be “diluted” absent a subsequent offering of Units.

Potential Risk Associated with Interest Rate Transactions and Leverage

56)
Please include disclosure that during periods in which the Fund is using leverage, the fees paid to the Adviser for investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s gross assets, including the proceeds from the issuance of preferred shares and/or borrowings.  Also disclose that the Fund’s issuance of preferred shares may alter the voting power of unitholders?

Requested disclosure is being included.

57)
Disclose that capital raised through leverage will be subject to distribution and/or interest payments, which may exceed the income and appreciation on the assets purchased and that the issuance of preferred shares involves offering expenses and other costs and may limit the Fund’s freedom to engage in other activities.  Disclose that leveraging is a speculative technique that will increase the Fund’s exposure to capital risk.

Requested disclosure is being included.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

Net Asset Valuation (p. 49)

58)	What is the basis for the statement that the Valuation Committee is not required to be composed entirely of independent directors?

We are unaware of any regulation mandating the composition of a valuation committee.  The statement was included in the Offering Memorandum as part of Registrant’s effort to fully disclose potential conflicts of interest.

59)
It appears that the Adviser will rely heavily on the Peach entities for valuation information.  What, if anything, will the adviser or the Board do to confirm independently the valuation figures provided by the Peach entities?  What information will the Adviser obtain from the Peach entities?

The Fund relies on information provided by Peach entities for information relating to the expected litigation proceeds from the pool of contracts backing the Portfolio Note, as described in the RHYAF N-2 under the heading “About the Pool of Underlying Contracts” and, in particular, references to “Historical Net Loss Rate” and “Peachtree Historical Portfolio.”   Additionally, the Advisor, on the Fund’s behalf, will receive periodic reports from Peach entities with respect to the contracts, as well as litigation proceeds generated thereby pursuant to Section 5 of the Servicing Agreement, which is described in the RHYAF N-2 under the heading “Summary of Transaction Related Contracts.  Note that the Fund is expressly made a third-party beneficiary of the Servicing Agreement for the purpose of enforcing its rights to receive such required reports.  Note, however, that the information provided by Peach entities does not consist of “valuation figures”  but is instead statistical data and accounting reports relating to litigation proceeds generated by the contracts backing the Portfolio Note.  The responsibility for determining the “fair value” of the Portfolio Note is vested in the Valuation Committee, under the supervision of the Board and in accordance with the Valuation Procedures adopted by the Fund.  See our response to Item #7.

SAI

60)	Please state that the fundamental investment restriction on borrowing will be deemed violated as a result of any subsequent change in the market value of the fund’s assets.

Requested disclosure is being included.

Mr. Vince DiStefano
Division of Investment Management
May 9, 2011

61)	Please clarify the Fund’s concentration policy by indicating that the Fund will not concentrate in any industries other than the factoring and litigation proceeds purchase contracts industry.

Requested disclosure is being included.

62)
Please indicate in the header to the last column in the table required by Item 18.1. of Form N-2 that the disclosure in the column pertains to other directorships held by the director within the past five years.

Requested correction is being made.

Concluding Comments

*           *           *

Should you have any questions regarding this letter, please contact me at 215-772-7598.

Sincerely,

Laura Anne Corsell